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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

November 9, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ray Bee, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Bee:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers Indxx Advanced Life Sciences & Smart Healthcare ETF, Xtrackers Indxx New Energy & Environment ETF and Indxx Space & Exploration ETF, each a series of the Trust (each, a “Fund” and collectively the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2018. The Trust has considered the comments provided by the Commission’s staff (“Staff”) and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Please note that capitalized terms used herein and not defined will have the same meaning ascribed to them in the registration statement.

Comment 1.

Please file your responses on EDGAR as correspondence at least 5 business days prior to filing the registration statement for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”). Please also provide redlines of changed pages to the registration statement by email to bera@sec.gov.

Response 1.

The Trust acknowledges your comment and hereby confirms that this correspondence has been filed accordingly and that the requested materials have been provided prior to the effective date of the Funds’ registration statement.

Comment 2.	In the “Summary—Principal Investment Strategies” section for each Fund, please explain in more detail how a company is chosen from the universe of possible companies for inclusion in the Index.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	Please note that the “Prospectus — Additional Information About the Funds’ Investment Strategies, Underlying Indexes and Risks” section describes a 50% revenue test in response to Item 9. Please also include this disclosure in response to Item 4.

	Response 3.	The disclosure has been revised accordingly.

Comment 4.	Please note that the “Index Construction Risk” of each Fund’s “Summary – Main Risks” section includes reference to a “factor trait.” Please explain the meaning of “factor trait.”

	Response 4.	The disclosure has been revised to remove “Index Construction Risk” as a risk factor for the Funds.

Comment 5.	Each Fund intends to use a representative sampling approach. Please consider adding a risk factor involving the adviser’s ability to select a sample of securities that is representative of the Index.

Response 5.

The Trust respectfully acknowledges your comment. The Funds currently include disclosure in their prospectuses relating to the risks associated with representative sampling in the risk factor “Tracking Error Risk,” and we believe that disclosure is sufficient.

Comment 6.	Please note that the “Additional Information about each Fund’s Underlying Index” section of the prospectus refers to “identifying the industries and sub-themes that are involved in each Index’s respective sector.” Please explain the meaning of “sub-themes.”

	Response 6.	The disclosure has been revised to clarify that the term “sub-themes” refers to the various classifications within the sectors that comprise each Index.

Comment 7.

Please note that the “Credit Facility” section of the prospectus states that “There is no assurance that a borrowing strategy will be successful.” Please clarify whether any of the Funds follow a borrowing strategy or whether the Funds will only be borrowing for temporary or emergency purposes, and please make this disclosure consistent.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.

Please confirm the collateral the Funds receive for securities lending will include cash, highly liquid government securities, and under certain circumstances, bank letters of credit, consistent with existing staff guidance.

Response 8.

The Trust hereby confirms that the collateral received for securities lending will only include cash and highly liquid government securities, consistent with existing staff guidance. The Trust does not currently accept bank letters of credit as collateral.

Comment 9.	Please explain what constitutes “space-related applications.”

	Response 9.	The disclosure has been revised accordingly.

Comment 10.

Please clarify whether all companies identified as “pure-play” or “quasi-play” are eligible for inclusion in an underlying Index, or if there is a criteria for selecting certain of those pure-play and quasi-play companies for inclusion.

	Response 10.	The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz